Exhibit 99.7

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Corporation

PyroGenesis Canada Inc. (the “Corporation”)

1744 William Street. Suite 200

Montreal, Quebec, H3J 1R4

Item 2.	Date of Material Change

March 18th, 2020

Item 3.	News Release

A news release in respect of the material change was issued on March 18th, 2020 through Globe Newswire.

Item 4.	Summary of Material Change

On March 18th, 2020, the Corporation completed a $903,000 non-brokered secured convertible loan (the “Loan”) with Fiducie de crédit Mellon Trust. The Loan bears interest at the rate of 12% per annum, with interest payable in cash on a quarterly basis in arrears and matures on September 17th, 2021.

Item 5.	Full Description of Material Change

On March 18th, 2020, the Corporation completed a $903,000 non-brokered secured convertible loan (the “Loan”) with Fiducie de crédit Mellon Trust (the “Lender”) a party related to Mr. P. Peter Pascali, President and Chief Executive Officer of the Corporation.

The Loan bears interest at the rate of 12% per annum, with interest payable in cash on a quarterly basis in arrears and matures on September 17th, 2021 (the “Maturity Date”).

During the term of the Loan, the Lender shall have the right to convert, in whole or in part, the Loan amount into common shares of the Corporation (each, a “Common Share” or “Common Shares” as applicable) at a conversion price of $0.28 per share.

If the conversion right is exercised by the Lender in full for the Loan amount of $903,000, the Corporation will issue 3,225,000 Common Shares of the Corporation to the Lender.

The Common Shares issuable on the conversion of the Loan will be subject to a statutory hold period of four months and one day from the date of issuance.

The Loan is secured by a subordinated Hypothec on the Universality of Movable Property over all of the present and after acquired moveable property and assets of the Corporation.

Assuming full conversion of the Loan into Common Shares by Fiducie de crédit Mellon Trust.

Assuming full conversion of all options and warrants of the Corporation held by Fiducie de crédit Mellon Trust and Mr. P. Peter Pascali.

Taking into consideration the number of Common Shares held, as of the date of this Material Change Report, by Fiducie de crédit Mellon Trust, 8339856 Canada Inc. and Mr. P. Peter Pascali.

Therefore Mr. P. Peter Pascali, Fiducie de crédit Mellon Trust, and 8339856 Canada Inc. would beneficially own and exercise control or direction over, directly or indirectly, 90,022,713 Common Shares of the Corporation representing approximately 56.62% of the issued and outstanding Common Shares of the Corporation.

The participation of Mr. P. Peter Pascali in the Private Placement, through Fiducie de credit Mellon Trust, constitutes a “related party transaction” as defined in Multilateral Instrument 61-101 (“MI 61-101”) and Policy 5.9 of the TSX venture Exchange (“TSXV”). This transaction is exempt from the formal valuation and minority approval requirements of MI 61-101 pursuant to sections 5.5 (a), 5.7 (1)(a) and 5.7 (1)(b) of MI 61-101.

The Corporate intends to use the proceeds of the Loan for general corporate purposes.

The Loan is subject to the final approval of the TSXV.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None

Item 8	Executive Officer

For further information, please contact Mr. P. Peter Pascali, President and Chief Executive Officer of the Corporation, at (514) 937-0002 ext. 230 or at ppascali@pyrogenesis.com.

Item 9.	Date of Report

March 24th, 2020